


SEC
Mail Processing
Section

FEB 2 4 2012

Washington, DC
123

**12010284**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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19
2/19/12

| SEC FILE NUMBER |
| --- |
| 8- 31924 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                            MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities Inc

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway
                              (No. and Street)

| Norcross | Georgia | 30092 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert McCullough                                                     770-243-8449
                                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
                    (Name – *if individual, state last, first, middle name*)

| 600 Peachtree Street, Suite 1900 | Atlanta | Georgia | 30308 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3/1/2012

# OATH OR AFFIRMATION

I, _____Robert McCullough_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Wells Investment Securities, Inc._____ , as
of _____December 31_____ , 20 11____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President & FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Wells Investment Securities, Inc.

For the Year Ended December 31, 2011
With Report and Supplementary
Independent Auditors' Report

# Wells Investment Securities, Inc.

## Financial Statements
## and Supplemental Information

### Year Ended December 31, 2011

## Contents

Independent Auditors' Report ...................................................................................................................1

Financial Statements

Statement of Financial Condition ............................................................................................................2
Statement of Operations............................................................................................................................3
Statement of Changes in Stockholder's Equity ......................................................................................4
Statement of Cash Flows ..........................................................................................................................5
Notes to Financial Statements...................................................................................................................6

Supplemental Schedules

Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to
    Rule 15c3-1 of the Securities and Exchange Commission .............................................................13
Schedule II - Statement Regarding SEC Rule 15c3-3 .........................................................................14

Supplementary Report

Supplementary Independent Auditors' Report on Internal Control Required by SEC
    Rule 17a-5.........................................................................................................................................15



## FRAZIER & DEETER, LLC
### CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500  fax 404.253.7501  www.frazierdeeter.com

## INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (the Company) (a wholly owned subsidiary of Wells Real Estate Funds, Inc.) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 17, 2012
Frazier & Deeter, LLC
Atlanta, Georgia





# Wells Investment Securities, Inc.

## Statement of Financial Condition

### December 31, 2011

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 840,946 |
| Commissions, dealer-manager fees, and distribution fees receivable from affiliates (Note 3) | 295,548 |
| Prepaid expenses and other current assets | 192,637 |
| Income tax receivable | 10,172 |
| Total assets | $ 1,339,303 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 360,109 |
| Due to affiliate (Note 3) | 90,489 |
| Payable to broker-dealers | 281,189 |
| Total liabilities | 731,787 |
| | |
| Commitments and contingencies (Note 7) | |
| | |
| Stockholder's equity: | |
| Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding) | 6,000 |
| Additional paid-in capital | 4,110,902 |
| Accumulated deficit | (3,509,386) |
| Total stockholder's equity | 607,516 |
| Total liabilities and stockholder's equity | $ 1,339,303 |

*See accompanying notes.*

# Wells Investment Securities, Inc.

## Statement of Operations

### Year Ended December 31, 2011

| | |
|---|---:|
| Revenues: | |
| Selling commissions | $ 17,246,325 |
| Dealer-manager fees | 5,996,657 |
| Reimbursement income - related party (Note 3) | 5,291,065 |
| Interest and other income | 16,710 |
| Total revenues | 28,550,757 |
| | |
| Expenses: | |
| Selling commissions re-allowed to participating broker-dealers | 17,246,325 |
| Marketing fees re-allowed to participating broker-dealers | 2,932,011 |
| Salaries, sales-based compensation, and benefits | 6,901,732 |
| General and administrative | 2,366,277 |
| SIPC and FINRA fees | 186,464 |
| Total expenses | 29,632,809 |
| | |
| Net loss | $ (1,082,052) |

*See accompanying notes.*

# Wells Investment Securities, Inc.

## Statement of Changes in Stockholder's Equity

### Year Ended December 31, 2011

| | Common Stock | | Additional Paid-In | Accumulated | Total Stockholder's |
| | Shares | Amount | Capital | Deficit | Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2010 | 6,000 | $ 6,000 | $ 3,110,902 | $ (2,427,334) | $ 689,568 |
| Contributions from stockholder | - | - | 1,000,000 | - | 1,000,000 |
| Net loss | - | - | - | (1,082,052) | (1,082,052) |
| Balance at December 31, 2011 | 6,000 | $ 6,000 | $ 4,110,902 | $ (3,509,386) | $ 607,516 |

*See accompanying notes.*

# Wells Investment Securities, Inc.

## Statement of Cash Flows

### Year Ended December 31, 2011

| | |
|---|---:|
| **Operating activities:** | |
| Net loss | $ (1,082,052) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in assets and liabilities: | |
| Increase in commissions, dealer-manager fees, and distribution fees receivable from affiliates | (195,579) |
| Increase in prepaid expenses and other current assets | (21,145) |
| Decrease in due to/from affiliates | (30,585) |
| Decrease in income tax receivable | 6,284 |
| Decrease in accounts payable and accrued expenses | (80,652) |
| Increase in payable to broker-dealers | 199,834 |
| Total adjustments | (121,843) |
| Net cash used in operating activities | (1,203,895) |
| | |
| **Financing activities:** | |
| Contributions from stockholder | 1,000,000 |
| Net cash provided by financing activities | 1,000,000 |
| | |
| Net decrease in cash and cash equivalents | (203,895) |
| | |
| Cash and cash equivalents at beginning of year | 1,044,841 |
| Cash and cash equivalents at end of year | $ 840,946 |

*See accompanying notes.*

## 1. Organization and Business

Wells Investment Securities, Inc. (the Company) was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code and commenced operations on May 22, 1984. Upon its formation effective February 17, 1997, Wells Real Estate Funds, Inc. (WREF) became the sole stockholder of the Company. Leo F. Wells, III is the sole stockholder of Wells Real Estate Funds, Inc.

During 2011, the Company acted as an agent in connection with the management, coordination, and distribution of securities issued by Wells Core Office Income Real Estate Investment Trust, Inc. (Wells Core) and Wells Timberland REIT, Inc. (Wells Timberland REIT), (collectively, the Products). The Company also acted as an agent for Wells Real Estate Investment Trust II, Inc. (Wells REIT II) for activities related to shares sold through its Dividend Reinvestment Plan (DRP). Wells Core Office Income REIT Advisory Services, LLC (Wells Core Advisor) serves as the Advisor to Wells Core. Wells Timberland Management Organization, LLC (TIMO), a wholly owned subsidiary of Wells Capital, Inc. (Wells Capital), serves as the Advisor to Wells Timberland REIT. Wells Core Advisor and Wells Capital are wholly-owned subsidiaries of WREF. On December 31, 2011, Wells Timberland REIT terminated the public offering of its shares.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). In connection therewith, the Company pays fees to the Securities Investor Protection Corporation (SIPC), an agency created to insure customers against losses from failed brokerage firms.

## 2. Summary of Significant Accounting Policies

### Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), management is required to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Basis of Presentation

The Company has adopted the Financial Accounting Standard Board (FASB) Accounting Standards Codification (Codification). The Codification is the single official source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and all of the Codification's content carries the same level of authority.

**2.      Summary of Significant Accounting Policies (continued)**

**Revenue Recognition**

The Company's revenues are primarily comprised of selling commissions and dealer-manager fees earned as compensation in connection with the distribution of the Products.  Commissions and dealer-manager fees are recognized on a trade-date basis.  The Company re-allows substantially all selling commissions, and in accordance with the respective prospectus or offering memorandum for each respective product, a portion of the dealer-manager fees in the form of marketing fees to the participating broker-dealers involved in the distribution and sale of the Products.

**Cash and Cash Equivalents**

The Company maintains four accounts consisting of demand deposits and short-term investments with three financial institutions.  These accounts are insured up to $250,000 per institution by the U.S. Federal Deposit Insurance Corporation.  From December 31, 2010 through December 31, 2012, all deposits held in noninterest-bearing transaction accounts are fully insured.  The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

**Reserve for Doubtful Accounts Receivable**

As of December 31, 2011, all significant outstanding receivables are due from affiliates.  Management believes that all significant receivables are collectible based on the financial viability of and historical collections from such affiliates.  Accordingly, no reserves for such receivables have been provided for in the accompanying financial statements.

**Prepaid Expenses and Other Current Assets**

Prepaid expenses and other current assets consist of insurance premiums, FINRA Personnel and Sales Assessment fees and the Company's fidelity bond premium for 2012, which the Company paid during 2011.  The prepaids will amortize on a straight-line basis during 2012.

Additionally, prepaid expenses and other current assets include deposits held for FINRA's Central Registration Depository (CRD), a system designed to provide banking services to FINRA member firms.  Among other things, these deposits are applied against recurring FINRA fees related to examinations, registrations, and licensing as incurred by the Company.

**Liabilities**

As of December 31, 2011, the Company had no liabilities subordinated to claims of its creditors.

2. **Summary of Significant Accounting Policies (continued)**

**Income Taxes**

The Company accounts for income taxes according to a framework whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years.

The Company evaluates all tax positions to determine the existence of any uncertain tax positions. The Company evaluates the tax positions within a framework that sets a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has evaluated fiscal years ended December 31, 2008-2011 as those years are still subject to examination by major tax jurisdictions. The Company currently has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

**Risks and Uncertainties**

The substantial majority of the Company's revenues are generated from the sale of the Products. Accordingly, a decline in such sales could detrimentally impact the Company's financial condition and results of operations. Commissions, dealer-manager fees and distribution fees receivable from affiliates may also subject the Company to credit risk (Note 3).

**Subsequent Events**

The Company has evaluated subsequent events through February 17, 2012, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2011, have been incorporated into these financial statements.

3. **Related-Party Transactions**

**Selling Commissions, Dealer-Manager Fees, and Distribution Fees**

The Company earns selling commissions from the sale of the Products. During 2011, selling commissions were calculated based on the following percentages of gross investment proceeds raised by the Products: up to 7% for Wells Core and up to 7% for Wells Timberland REIT. There are no selling commissions earned pursuant to the DRPs of Wells Core, Wells REIT II, or Wells Timberland REIT.

3.    **Related-Party Transactions (continued)**

**Selling Commissions, Dealer-Manager Fees, and Distribution Fees (continued)**

The Company earns dealer-manager fees from the sale of the Products. During 2011, dealer-manager fees were calculated as 2.5% of the gross investment proceeds raised from the distribution of Wells Core and 1.8% from the gross investment proceeds raised from the distribution of Wells Timberland REIT. There are no dealer-manager fees earned pursuant to the DRPs of Wells Core, Wells REIT II, or Wells Timberland REIT.

The detail of commissions, dealer-manager fees, and distribution fees receivable from affiliates as of December 31, 2011 is provided below:

| | |
|---|---:|
| Wells Core | $ 165,407 |
| Wells Timberland REIT | 130,141 |
| Total | $ 295,548 |

**Due to Affiliate**

Due to affiliate as of December 31, 2011 is as follows:

| | |
|---|---:|
| Wells Capital | $ 90,489 |

The balance due to Wells Capital primarily represents net payables pursuant to the Payroll Reimbursement and Administrative Support Services Agreement (as outlined below).

**Payroll Reimbursement and Administrative Support Services Agreement**

Effective November 1, 2008, the Company, WREF, and its other subsidiaries entered into a Payroll Reimbursement and Administrative Support Services Agreement (the Administrative Agreement). This agreement is for a one year term with automatic annual extensions.

Under the Administrative Agreement, the Company has agreed to reimburse WREF for administrative support services, including the costs associated with WREF's Information Technology, Corporate Accounting, Accounts Payable, Human Resources, Risk Management, and Finance departments and excluding the related payroll costs and costs otherwise reimbursable to WREF from other affiliated parties. The Company is required to reimburse WREF for an allocation of such overhead costs based on the Company's employee headcount relative to all personnel employed by WREF's subsidiaries provided that, following such reimbursements, the Company maintains stockholder's equity and revenues sufficient to satisfy the minimum net capital requirements of the SEC (Note 4). During 2011, the Company reimbursed $515,694 to WREF for such overhead expenses, which are included in general and administrative expenses in the accompanying statement of operations.

3.  **Related-Party Transactions (continued)**

**Payroll Reimbursement and Administrative Support Services Agreement (continued)**

Under the Administrative Agreement and in addition to the reimbursements noted above, WREF has agreed to reimburse the Company for any cumulative deficits resulting after deducting from the maximum marketing fees allowable per each product's prospectus the actual marketing fees paid plus the actual non-sales based compensation paid to employees.

In addition, WREF shall reimburse the Company for non-sales based compensation for its employees and all benefits provided to the Company's employees as well as general and administrative expenses as determined by management. During 2011, WREF and its subsidiaries reimbursed $5,291,065 to the Company for such expenses, which is recorded as reimbursement income-related party in the accompanying statement of operations.

On April 16, 2007, Piedmont Office Realty Trust, Inc. (PORT) completed an agreement and plan of merger (the Merger Agreement) with WREF, Wells Capital, Wells Advisory Services I, LLC (WAS1), a subsidiary of WREF, Wells Real Estate Advisory Services, Inc., a wholly owned subsidiary of WREF, Wells Government Services, Inc., a wholly-owned subsidiary of Wells Management Company, Inc., WRT Acquisition Company, LLC (WRT Acquisition Sub), a wholly-owned subsidiary of PORT and WGS Acquisition Company, LLC (WGS Acquisition Sub), a wholly-owned subsidiary of PORT. In connection with the closing of the Merger Agreement, PORT issued 19,546,302 shares of PORT common stock to WREF as Merger Consideration and 22,339 shares of PORT common stock in exchange for the 20,000 limited partnership units held by Wells Capital for a total of 19,568,641 shares.

Subsequent to the completion of the Merger Agreement, WREF formed the Wells Stock Distribution Plan I, which compensates various personnel employed by WREF and its subsidiaries. Under that plan, eligible employees were granted a right to receive a number of PORT shares. An eligible employee's shares are vested 25% as of April 16, 2007 and an additional 25% each anniversary of the merger completion date that the individual is employed by WREF or its subsidiaries. The final vesting under the plan occurred in 2010.

Pursuant to the Addendum to the Administrative Agreement WREF shall be solely responsible to satisfy any obligation of the Company related to its employees resulting from the Wells Stock Distribution Plan I dated April 16, 2007. In August 2011, WREF elected to distribute 20% of the shares under the plan to eligible employees. As a result, 134,945 shares were distributed to the Company's employees. As WREF satisfied this obligation, the movement of shares are not included in these financial statements.

**4. Net Capital Computation**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. As of December 31, 2011, the Company had net capital of $404,707, which was $355,921 in excess of its required net capital of $48,786, and the Company's ratio of aggregate indebtedness to net capital was 1.8 to 1.

**5. Income Taxes**

Income tax expense (benefit) attributable to income from operations consists of the following:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| State | - | - | - |
|  | $ - | $ - | $ - |

During the year ended December 31, 2011, the Company recorded deferred income tax benefits of $347,296, including a deferred income tax benefit of $385,361 attributable to the current year operating loss carryforward. During the year ended December 31, 2011, the Company recorded a valuation allowance of $347,296.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax.

Significant components of the Company's net deferred tax assets are as follows:

| | |
|---|---|
| Accrued severance | $ 10,294 |
| Federal/State NOLs | 1,571,293 |
| Valuation allowance | (1,581,587) |
| Total deferred tax assets | $ - |

As of December 31, 2011, federal operating loss carryforwards are $3,938,048 and state operating loss carryforwards are $4,521,334. Operating loss carryforwards expire beginning in 2028.

5.    **Income Taxes (continued)**

The reconciliation of income tax computed at the U.S. federal statutory rate to the income tax benefit is as follows:

|  | Amount | Percentage |
|---|---|---|
| Pretax book income tax effected | $ (376,519) | 35.00% |
| State tax expenses, net of federal tax benefit | (29,406) | 2.73% |
| Other | 58,629 | (5.45)% |
| Valuation allowance | 347,296 | (32.28)% |
| Income tax expense | $        - | - % |

6.    **Defined Contribution Plan**

WREF sponsors a 401(k) defined contribution plan (the Plan) under which the Company is allowed to make contributions for all of its employees. The Plan functions as the primary retirement program for the Company. Eligible participants may contribute a percentage of their annual compensation, subject to the maximum amount established by the United States Internal Revenue Service. The Company makes employer-matching contributions equal to $0.25 per dollar invested in the Plan for participants during their first two years of service. During the pay period beginning the participants' third year of service, the Company increases matching contributions to $0.50 per dollar invested in the Plan. During the pay period beginning the participants' fourth year of service, the Company increases matching contributions to $0.75 per dollar invested in the Plan. During the pay period beginning the participants' fifth year of service, the Company increases matching contributions to $1.00 per dollar invested in the Plan.

Employer matching contributions are 100% vested and non-forfeitable and are capped at 11% of each employee's income on a biweekly basis. Under the Administrative Agreement, WREF reimburses the Company for all employer-matching contributions (Note 3). During 2011, the Company incurred $400,535 in employer matching contributions to the Plan.

7.    **Commitments and Contingencies**

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material pending legal proceedings involving the Company.

SUPPLEMENTAL SCHEDULES

# Wells Investment Securities, Inc.

## Schedule I
### Computation of Net Capital and Aggregate Indebtedness
### Pursuant to Rule 15c3-1 of the
### Securities and Exchange Commission

### December 31, 2011

**Net capital**

| | |
|---|---|
| Total stockholder's equity per financial statements | $ 607,516 |
| Deduct assets not allowable for net capital | 202,809 |
| Net capital per Rule 15c3-1 | $ 404,707 |

**Aggregate indebtedness**

| | |
|---|---|
| Total liabilities per financial statements | $ 731,787 |
| Total aggregate indebtedness | $ 731,787 |

**Computation of basic net capital requirement**

| | |
|---|---|
| Minimum net capital required: the greater of $5,000 or 6.67% of aggregate indebtedness | $ 48,786 |
| Net capital surplus at 1500% | $ 355,921 |
| Net capital surplus at 1000% | $ 331,528 |
| Ratio: Aggregate indebtedness to net capital | 1.8 to 1 |

**Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2011)**

| | |
|---|---|
| Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report | $ 407,707 |
| Audit adjustments | - |
| Net capital per above | $ 407,707 |

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2011

**Exemptive Provision**

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

SUPPLEMENTARY REPORT



# FRAZIER & DEETER, LLC
### CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500  fax 404.253.7501  www.frazierdeeter.com

## SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT
## ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements of Wells Investment Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2012
Frazier & Deeter, LLC
Atlanta, Georgia

Frazier & Deeter, LLC

Agreed-Upon Procedures Applied to Form SIPC-7

Wells Investment Securities, Inc.

For the Year Ended December 31, 2011



# FRAZIER & DEETER, LLC
## CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500  fax 404.253.7501  www.frazierdeeter.com

## INDEPENDENT ACCOUNTANTS' REPORT
## ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
Wells Investment Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wells Investment Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Wells Investment Securities, Inc.'s compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7). Wells Investment Securities, Inc.'s management is responsible for Wells Investment Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (i.e. the general ledger) noting no differences.

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting the Form SIPC-7 is for the year ended December 31, 2011. Therefore, we compared the amounts reported in the 1st through 4th quarter 2011 FOCUS filings to the amounts reported in the Form SIPC-7 noting no differences.


An Independent Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants, Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board, CPAmerica International and PKF International.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (i.e. schedule of calculation of commissions paid) noting no differences.

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (i.e. schedule of calculation of commissions paid) noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

We were not engaged to, and did not, conduct an audit, the objective of which would be the expression of an opinion, on the accounting records. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Wells Investment Securities, Inc. and other specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Atlanta, Georgia
February 17, 2012